SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(publicly-held company)

CNPJ No. 00.001.180/0001-26

NIRE 33.3.00346767

MINUTES OF THE SPECIAL MEETING OF HOLDERS OF CLASS "A1" PREFERRED SHARES

1. DATE, TIME AND LOCAL: Held on April 1st, 2026, at 2:00 p.m., Brasília – DF time, exclusively digitally through the Atlas AGM digital platform ("Digital Platform"), pursuant to Brazilian Law No. 6,404, of December 15, 1976 ("Brazilian Corporation Law"), CVM Resolution No. 81, of March 29, 2022 ("RCVM 81"), and the Bylaws of Centrais Elétricas Brasileiras S.A. – ELETROBRAS ("Company" or "AXIA Energia"). Additionally, pursuant to article 5, paragraph 3, of RCVM 81, this meeting ("Meeting") shall be deemed to have been held at the Company's headquarters, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Graça Aranha, 26, Store A, Downtown, Zip Code 20030-900.

2. CALL NOTICE: The call notice was published, pursuant to article 124 of the Brazilian Corporation Law, in the newspaper "Valor Econômico", in the editions of February 20, 21 to 23, and 24, 2026, on pages E3, E3 and E4, respectively, with the simultaneous disclosure of the full document on the electronic page of such newspaper on the world wide web, pursuant to article 289, item I, of the Brazilian Corporation Law.

3. PUBLICATIONS AND DISCLOSURES: All documents pertaining to the matters resolved upon, as provided for in RCVM 81, were made available to shareholders at the Company's headquarters and on the world wide web on the electronic pages of the Company (https://ri.axia.com.br/), the CVM (https://www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão (https://www.b3.com.br/pt_brl).

4. ATTENDANCE: Shareholders were present, in accordance with the applicable legislation, representing 62.92% of the total Class A1 preferred shares issued by the Company and entitled to vote at this Meeting, as evidenced by: (i) the attendance record made available through the Digital Platform provided by the Company, pursuant to RCVM 81; and (ii) the remote voting map prepared based on the valid remote voting ballots (“BVDs”) received through the central depository, the custodian, the bookkeeping agent for the Company’s shares, and directly by the Company, pursuant to RCVM 81. Also present, for the purposes of Article 164 of the Brazilian Corporation Law, were Mr. Carlos Eduardo Teixeira Taveiros and Mr. Gisomar Francisco de Bittencourt Marinho, member and Chairman of the Company’s Fiscal Council.

5. BOARD: Mr. Rodolfo Constantino de Tella assumed the chairman of the proceedings, and Mr. Bruno Salzano was invited to serve as secretary.

6. AGENDA: In accordance with the Call Notice and the Management Proposal disclosed for this Meeting, the agenda to be resolved upon is as follows:

(i) to resolve, pursuant to and for the purposes of article 136, paragraph 1, of the Brazilian Corporation Law, on the approval of the conversion of all class "A1" preferred shares issued by the Company ("PNA1" and "PNA1 Conversion", respectively), at a ratio of 1.1 common share ("ON") for each 1 PNA1 share.

7. READING OF DOCUMENTS: The reading of the synthetic voting map consolidating the votes cast through the BVDs was waived, as it was already known to those present, and remained available to shareholders pursuant to the sole paragraph of Article 46-C of RCVM 81, together with the documents related to the matters submitted for resolution at this Meeting. No additional comments were made by the shareholders.

8. RESOLUTIONS: Upon verification of the quorum required to install the Meeting, the preparation of these minutes in summary form and their publication with the omission of the shareholders’ signatures were authorized, as permitted by Article 130, paragraphs 1 and 2, of the Brazilian Corporation Law. Thereafter, following the review and discussion of the matters set forth in the Agenda, the shareholders resolved as follows, in accordance with the final summary voting map attached hereto as Schedule I:

(i) Approved, by majority, the PNA1 Conversion, at a ratio of 1.1 ON share for each 1 PNA1 share.

(i.a) It is hereby recorded that this Meeting is held pursuant to, and for the purposes of, Article 136, paragraph 1, of the Brazilian Corporation Law, it being noted that the PNA1 Conversion will also be resolved upon at an Extraordinary Shareholders’ Meeting to be held on this date (the “EGM”). Accordingly, the effectiveness of the approval of the PNA1 Conversion is subject to the approval of this matter at the EGM, as well as to the satisfaction of the conditions precedent set forth in the documentation relating to the EGM, in accordance with the Management Proposal.

9. VOTING MAP AND ADDITIONAL CLARIFICATIONS: The final voting map, containing the favorable vote with respect to the Agenda of this Meeting, is set forth in Schedule I to these minutes.

10.CLOSING: There being no further business to discuss, the Meeting was adjourned, and these minutes were prepared in summary form and published without the shareholders’ signatures, pursuant to Article 130, paragraphs 1 and 2, of the Brazilian Corporation Law. These minutes were made available to the shareholders and were signed by the members of the Board of the Meeting, and the shareholders had their attendance recorded by the members of the Board of the Meeting and are deemed to have signed these minutes, pursuant to Article 47, paragraph 1, of RCVM 81.

Shareholders Present at the Meeting: Victor Adler, Antonia Cliucy Pires Chaves, Rosane Moraes Coutinho de Oliveira, Whyllian Christiano Zampiroli, Williney Silva Moreira Pereira, Rabo de Peixe Transp, Serv Marítimos e Empr Turist Ltda – ME, VIC DTVM S/A (shareholders voting through remote voting ballots).

We hereby certify that this is a true and faithful copy of the original minutes recorded in the Company's proper book.

Rio de Janeiro, April 1, 2026.

Rodolfo Constantino de Tella	Bruno Salzano
Chairman	Secretary

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(publicly-held company)

CNPJ No. 00.001.180/0001-26

NIRE 33.3.00346767

MINUTES OF THE SPECIAL MEETING OF HOLDERS OF CLASS "A1" PREFERRED SHARES

SCHEDULE I – FINAL SUMMARY VOTING MAP

	Resolutions / Related Matters	In favor	Against	Abstentions and Blank Votes
1	Pursuant to and for the purposes of article 136, paragraph 1, of the Brazilian Corporation Law, on the approval of the conversion of all class "A1" preferred shares issued by the Company ("PNA1" and "PNA1 Conversion", respectively), at a ratio of 1.1 common share ("ON") for each 1 PNA1 share.	62,484	610	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.